Exhibit 99.5

For immediate release

July 27, 2009

Press Release

NWT Uranium Corp. Completes Transaction to Termination
Option Agreements on North Rae & Daniel Lake Through Receipt
of 1.8M shares of Azimut Exploration

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) ("NWT") is pleased to announce that it has completed the transaction with Azimut Exploration Inc., to terminate its option agreements on North Rae & Daniel Lake, previously announced by press release on July 9, 2009. In exchange for Azimut re-aquiring full rights to the properties, it has issued NWT 1,800,000 common shares in its capital stock. This transaction effectively makes NWT one of the largest shareholders of Azimut with a 10.39% interest in its issued shares. NWT believes this is a mutually beneficial transaction for shareholders of both companies as NWT will have significant ownership in one of the largest mineral exploration claim holders in Quebec.

Azimut has also agreed to pay to NWT the sum of Cdn$1,000,000 upon the earlier of: 1) the commencement of full commercial production of uranium from the properties, or 2) in the event Azimut concludes an outright sale of all or a portion of its interest in the properties to a third party.

Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com

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